

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2023

Lei Xia
Chief Executive Officer
ICZOOM Group Inc.
Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road
Futian District, Shenzhen
Guangdong, China, 518000

      Re: ICZOOM Group Inc.
          Amendment No. 15 to Registration Statement on Form F-1
          Filed February 3, 2023
          File No. 333-259012

Dear Lei Xia:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 15 to Registration Statement on Form F-1

The Offering
Use of Proceeds, page 29

1.   Proceeds of $6.75 million appear to be the gross proceeds. Please explain or revise to disclose the net proceeds.

Capitalization, page 87

2.   Please revise the as adjusted shares of 7,996,874 in the table to reflect the reduction in the Offering to 1,500,000 shares. Also, please revise to disclose the number of shares outstanding on an as adjusted basis if the over-allotment option is exercised.

Lei Xia
ICZOOM Group Inc.
February 10, 2023
Page 2

You may contact Scott Stringer at 202-551-3272 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services